23rd June, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ QT.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ MOL Plc.

INVESTOR NEWS

23 June 2008

Capital securities purchase of a MOL manager

Mr. József Simola, Executive Vice President, Corporate Centre of MOL bought 1 perpetual exchangeable capital security, issued by Magnolia Finance Ltd, exchangeable into “A” Series MOL Ordinary Shares with nominal value EUR 100,000 at 102.8% on the Luxembourg Stock Exchange on 23 June 2008, with the assistance of Concorde Securities Ltd. as investment service provider. After the transaction Mr. József Simola owns 1 Magnolia security.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

24 June 2008

Capital securities purchase of a MOL manager

Mr. Ferenc Horváth, Executive Vice President, Refining and Marketing of MOL bought 1 perpetual exchangeable capital security, issued by Magnolia Finance Ltd, exchangeable into "A" Series MOL Ordinary Shares with nominal value EUR 100,000 at 104% on the OTC market, on 24 June 2008, with the assistance of OTP Bank Plc. as investment service provider. After the transaction Mr. Ferenc Horváth owns 1 Magnolia security.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END